Auction Update: Bidding War

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Anthony DeSimone, Masterworks <adesimone@investors.masterworks.com>
to me

Hi Sam,

The fall auction season is just kicking off, and George Condo (who has an offering that's at 99% progress) already notched a major result.

Condo's all-time auction record is a staggering $6.8 million but he came close to beating that record at a Hong Kong sale just a few weeks ago.

Amidst a few impressive sales, one of Condo's paintings that sparked a bidding war and sold for $6.2 million (with buyer's premium). This is his highest price since 2020, and his #3 auction price overall.


NEW #3 Auction Record!

George Condo

Estimate:

$5.15M - $7.72M

Sale Price:

$6.22M

Prescription for the Clinically Normal
acrylic, charcoal, and pastel on linen (diptych)
228.6 × 330.2 cm. (90 × 130 in.)
Executed in 2012

Auction House estimates are based on the condition, rarity, quality and provenance of the lot and on prices recently paid at auction for similar property. Estimates can change. Neither you, nor anyone else, may rely on any estimate as a prediction or guarantee of the actual selling price of a lot or its value for any other purposes. Whereas sale price reflected include buyer's premium, estimates do not reflect the final hammer price and do not include buyer's premium, or any applicable taxes or charges or artist's resale royalty.

It's a great signal for Condo's market and he has a few big sales coming up in November we're keeping an eye on.

Our latest Condo has limited shares. Learn about the painting here or view the offering circular below.

99% PROGRESS

P.S. We've already exited two works by Condo, with annualized returns of 39.3% (538 days held) and 21.5% (638 days held). Past performance not indicative of future returns. Click here to see how much investors in those offerings made.

Thanks,

Anthony DeSimone

—

Investor Relations

MASTERWORKS

www.masterworks.com

225 Liberty St. 29th Floor, New York, NY 10281

View offering circular Masterworks 325 here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, or investment advice. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Masterworks has offered investments in over 400 works and realized illustrative annualized net returns of 17.6%, 17.8%, and 21.5% on works held longer than one year (not inclusive of unsold works which may be lower).

Previous exits featured artworks by George Condo and auction results are not included in set of similar sales to Masterworks 325 which comprise paintings by George Condo with the following criteria: all Psychological Cubist Drawing Painting portraits on canvas from 2008 to present, 30 inches by 30 inches and 90 inches by 90 inches in size, excluding portraits with predominantly monochromatic palettes and portraits with more than three discernible figures.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.

'Progress' reflects the percentage of the total offering for which investors have initiated a subscription on the website's buyflow. This includes subscriptions that have closed for which shares have been issued, subscriptions that have been funded, but are not yet closed, subscriptions that been signed (i.e. reserved), but not yet funded and subscriptions that have been initiated whereby a person has entered the number of shares and amount they wish to purchase, but has not yet completed the subscription. Since some of these potential investors will ultimately not complete the purchase, the progress percentage always reflects the higher end of the range of subscriptions received at any given point in time.

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281.